EXHIBIT 99.50

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless otherwise stated)

Tuesday, March 27, 2012

Alamos Gold Expands El Victor North, Reporting 6.43 g/t Au Over 35 Metres and

Provides 2011 Global Mineral Reserve and Resource Update

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports positive drill results from the El Victor North exploration program, continuing to expand the El Victor deposit. In addition, the Company is reporting mineral reserves and resources for the Mulatos Mine in Mexico and mineral resources for the Ağı Dağı and Kirazlı projects in Turkey as at December 31, 2011.

El Victor North Exploration Update

Recent drill results at El Victor North continue to expand the mineralized zone north and west of the current El Victor pit design outline. The El Victor North area is an exploration target contiguous with and north of the current El Victor portion of the Mulatos pit. Results from the El Victor North drill program have been encouraging to-date and continue to demonstrate the potential of this zone. Previously unreleased results from recent drilling are highlighted below:

12EV171	35.1 m of 6.43 grams per tonne of gold (“g/t Au”)
12EV187	71.6 m of 1.96 g/t Au
12EV190	82.3 m of 1.45 g/t Au
12EV192	62.5 m of 1.17 g/t Au
12EV195	30.5 m of 0.92 g/t Au
12EV196	36.6 m of 1.30 g/t Au

These most recent intercepts lie outside of the current pit design, and are expected to add significantly to the El Victor resource. The El Victor North area has over 300 m of strike length, is up to 100 m wide, remains open to the north, and has the potential to expand reserves along the northern boundary of the Escondida to El Victor trend. The top of the zone is located approximately 36 m to 56 m below surface. High-grade assay drill results indicate the potential for a sub-parallel mineralized trend of the Escondida high grade zone.

Please refer to Figure 1 at the end of this press release for all drill hole locations from recent drilling. Relevant assay results from the recent reverse circulation (“RC”) drilling and core drilling at El Victor are presented in tables 1 and 2, respectively, at the end of this press release.

1 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

2011 Global Mineral Reserve and Resource Statement

Key highlights from the 2011 global mineral reserve and resource update include:

•	Proven and probable mineral reserves of 2.39 million ounces of gold at Mulatos, replacing mineral reserves mined out in 2011.

•

Increased measured and indicated mineral resources by 6% to 4.98 million ounces of gold, including a 35% year over year increase in measured and indicated resources at the Ağı Dağı and Kirazlı projects in Turkey.

•	Reported inferred mineral resources of 0.96 million ounces of gold.

The mineral resource estimate for the Company’s Turkish projects excludes results for Çamyurt. The Company plans to release an initial mineral resource update for Çamyurt separately within the next month in order to incorporate all existing drill results.

Mineral Reserves

In 2011, the Company successfully replaced mined-out mineral reserves at Mulatos with total proven and probable reserves of 2.39 million ounces of gold at year-end. The replacement of reserve ounces is attributable to the addition of new ounces at El Victor, conversion of pit-contained mineral resources to mineral reserves, as well as the use of a $1,150 per ounce gold price assumption compared to $875 in 2010. A detailed summary of proven and probable mineral reserves for the Mulatos Mine as at December 31, 2011 is presented in Table 3 at the end of this press release.

Based on the 2012 budgeted average throughput rate at the Mulatos Mine of 17,000 tonnes per day (“tpd”) and a projected 500 tpd rate for the high grade mill, the overall expected life of the Mulatos Mine remains at approximately 9 years as at December 31, 2011. The life-of-mine waste-to-ore ratios as of December 31, 2011 for the Mulatos Mine and nearby satellite deposits are summarized in Table 4 at the end of this press release.

Mineral Resources

Globally, the Company’s measured and indicated mineral resources, which are reported exclusive of mineral reserves, increased 6% to 4.98 million ounces as of December 31, 2011 compared to the December 31, 2010 mineral resource statement. Over the same period, the Company’s inferred mineral resources decreased slightly to 0.96 million ounces, from 0.97 million ounces.

Mulatos Mine (Mexico)

Measured and indicated mineral resources at Mulatos, which are reported at a 0.5 g/t Au cut-off, increased slightly to 2.77 million ounces and inferred resources decreased slightly to 0.51 million ounces at December 31, 2011 compared to the prior year. The slight increase in measured and indicated mineral resources and the slight decrease of inferred mineral resources is primarily attributable to the conversion of inferred mineral resources into the measured and indicated categories. The reported mineral resources also benefitted from the delineation of new resources through infill drilling and extension drilling.

A detailed summary of measured and indicated mineral resources and inferred mineral resources for Mulatos are presented in tables 5 and 6 at the end of this release, respectively.

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A map detailing the planned Mulatos Pit area is presented in Figure 2 at the end of this press release. The locations of the Cerro Pelon and La Yaqui mineral reserve areas, as well as other regional targets within the Mulatos District, are shown in Figure 3 at the end of this press release.

Ağı Dağı and Kirazlı (Turkey)

Measured and indicated mineral resources at Ağı Dağı and Kirazlı, which are reported at a 0.2 g/t Au cut-off, increased 35% to 2.22 million ounces of gold compared to the mineral resources reported in December 2010 and increased 13% from the mineral resources reported in September 2011. In addition, measured and indicated resources of silver increased 9% to16.87 million ounces compared to the resource update in September 2011. The increase in measured and indicated mineral resources is a result of the extensive drill program undertaken in 2011 resulting in the conversion of inferred mineral resources into the indicated category.

Inferred mineral resources at Ağı Dağı and Kirazlı increased 8% to 0.45 million ounces. The inferred mineral ounces reported are exclusive of ounces attributable to the Çamyurt project, which will be reported separately once the estimation is complete. The Company expects to release the initial resource estimate for Çamyurt within the next month.

Detailed summaries of the measured and indicated mineral resources for Ağı Dağı and Kirazlı are presented in tables 7 and 8 at the end of this release, respectively. Inferred mineral resources for Ağı Dağı and Kirazlı are presented in tables 9 and 10 at the end of this release, respectively. Figures 4 and 5 provide the location of mineral resource areas for Ağı Dağı and Kirazlı projects in Turkey, respectively.

Additionally, the Company is currently completing a preliminary feasibility study for the Ağı Dağı and Kirazlı projects that will include updated mineral resource estimates for both projects to account for additional drilling carried out in late 2011 and early 2012.

Qualified Persons

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared or supervised the mineral resource estimation for the Mulatos Mine, the Ağı Dağı and Kirazlı projects. Tom Stubens, Senior Geologist at Micon International Ltd., prepared the mineral resource estimation for the Baba and Fire Tower areas of the Ağı Dağı project. Mark Odell, Principal, Practical Mining LLC, was responsible for the presentation of the underground minable reserves in the Escondida and Gap area. Messieurs Welhener, Jutras, Stubens and Odell are recognized as Qualified Persons according to the requirements of National Instrument 43-101 of the Canadian Securities Administrators, and consent to the presentation of this press release.

Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc. Geological Engineering, M.Sc. Geology, Alamos’ Exploration Manager - Mexico, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Exploration programs at Ağı Dağı and Kirazlı are directed by Charles Tarnocai, PhD. in Geology, Alamos’ Vice President of Exploration and Corporate Development, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas, in the 2004 Mulatos Feasibility Study, and in the Ağı Dağı and Kirazlı 2010 Preliminary Economic Assessment, which are available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $250 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of March 26, 2012, Alamos had 119,314,006 common shares outstanding (124,745,506 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

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TRADING SYMBOL: TSX:AGI

Table 1: El Victor – Select Composite Intervals – Reverse Circulation Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD[2]	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11EV080	RC	111.28	27.44	36.59	9.15	1.312
			47.26	80.79	33.53	0.430
11EV083	RC	135.67	1.52	27.44	25.92	0.863
			36.59	47.26	10.67	0.561
11EV084	RC	137.20	28.96	33.54	4.58	0.474
			38.11	80.79	42.68	0.706
11EV091	RC	137.20	1.52	6.10	4.58	0.495
11EV098	RC	126.52	32.01	67.07	35.06	0.735
11EV103	RC	152.44	83.84	86.89	3.05	0.436
11EV118	RC	91.46	No Intervals
11EV158	RC	152.44	No Intervals
11EV159	RC	137.20	No Intervals
12EV170	RC	137.20	10.67	12.20	1.53	5.950
			15.24	18.29	3.05	0.428
			51.83	60.98	9.15	0.502
12EV171	RC	150.91	74.70	88.41	35.06	6.434
			Inc.85.37	96.04	10.67	17.98
12EV172	RC	135.67	32.01	35.06	3.05	0.397
			68.60	73.17	4.57	0.794
			82.32	89.94	7.62	0.605
12EV184	RC	137.20	41.16	53.35	12.19	0.414
			99.09	102.13	3.04	1.119
			108.23	111.28	3.05	2.493
			114.33	118.90	4.57	0.422
			126.52	131.10	4.58	0.329
12EV186	RC	182.93	53.35	57.93	4.58	0.865
12EV187	RC	205.79	36.59	108.23	71.64	1.957
			115.85	118.90	3.05	0.402
			123.48	132.62	9.14	0.497
			138.72	141.77	3.05	0.444
12EV188	RC	182.93	59.45	62.50	3.05	0.465
			67.07	71.65	4.58	0.484
			94.51	100.61	6.10	0.560
12EV189	RC	163.11	57.93	68.60	10.67	0.532
			79.27	86.89	7.62	0.518
			89.94	97.56	7.62	0.541
			100.61	111.28	10.67	0.659
			120.43	140.24	19.81	0.492
12EV190	RC	208.84	68.60	150.91	82.31	1.449
			Inc.100.61	102.13	1.52	15.45
			153.96	158.54	4.58	0.679
			192.07	199.70	7.63	0.970
12EV191	RC	199.70	71.65	80.79	9.14	0.489
			92.99	105.18	12.19	0.417
			157.01	163.11	6.10	0.386
			170.73	173.78	3.05	0.841

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TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD[2]	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12EV192	RC	199.70	57.93	60.98	3.05	0.485
			68.60	89.94	21.34	0.987
			92.99	106.71	13.72	0.855
			114.33	176.83	62.50	1.171
12EV193			73.17	76.22	3.05	0.558
	RC	138.72	79.27	82.32	3.05	0.459
			100.61	121.95	21.34	1.001
12EV194	RC	208.84	67.07	80.79	13.72	0.831
12EV195	RC	190.55	70.12	73.17	3.05	0.858
			86.89	117.38	30.49	0.918
12EV196	RC	213.41	35.06	41.16	6.10	0.572
			53.35	89.94	36.59	1.321
			102.13	123.48	21.35	0.914
			137.20	144.82	7.62	0.447
12EV197	RC	169.21	111.28	118.90	7.62	0.707
			121.95	128.05	6.10	0.589
12EV198	RC	169.21	83.84	96.04	12.20	1.360
			115.85	121.95	6.10	0.876
			125.00	128.05	3.05	1.294
			131.10	137.20	6.10	0.703
			144.82	147.87	3.05	0.460
12EV199	RC	152.44	44.21	48.78	4.57	0.465
			74.70	79.27	4.57	0.436
			88.41	103.66	15.25	0.427
			112.80	118.90	6.10	0.661
12EV200	RC	152.44	No Intervals
12EV201	RC	59.45	No Intervals
12EV202	RC	175.30	25.91	35.06	9.15	0.474
			50.30	56.40	6.10	0.547
			89.94	96.04	6.10	1.06
			115.85	120.43	4.58	0.689
12EV203	RC	160.06	No Intervals
12EV204	RC	56.40	No Intervals
12EV205	RC	138.72	No Intervals
12EV206	RC	152.44	No Intervals
			12.20	16.77	4.57	2.547
12EV207	RC	144.82	48.78	67.07	18.29	0.665
			71.65	76.22	4.57	0.334
12EV208	RC	138.72	71.65	74.70	3.05	0.502
12EV210	RC	138.72	42.68	51.83	9.15	1.267
12EV212	RC	141.77	94.51	99.09	4.58	0.422

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 2: El Victor – Select Composite Intervals – Core Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD[2]	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11VT033	DDH	239.15	8.20	11.20	3.00	0.442
			18.25	21.25	3.00	0.484
			113.90	122.60	8.70	0.397
			145.75	148.20	2.45	0.474
			150.80	158.45	7.65	0.382
			162.95	169.95	7.00	0.516
11VT035	DDH	71.45	0.00	12.00	12.00	1.262
			15.05	30.30	15.25	0.571
			33.30	52.75	19.45	0.868
			62.10	69.60	7.50	0.964

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	DDH = Diamond Drill Hole or Core Drilling
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 3: Proven and Probable Mineral Reserves at Mulatos Project Area as of December 31, 2011

	Proven and Probable Mineral Reserves [1]
	As of December 31, 2011
	Proven[2]			Probable[2]			Proven + Probable[2]
Reserve Area	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
Mulatos Mine[3,4,5]	8,626	1.55	423,659	48,788	0.98	1,527,442	57,414	1.08	1,951,101
Existing Stockpiles	3,347	2.01	216,550	-	-	-	3,347	2.01	216,550
La Yaqui Pit[6]		-	-	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon Pit[7]		-	-	2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	11,973	1.66	640,209	53,035	1.03	1,747,793	65,008	1.14	2,388,002

(1)

The Company’s mineral reserves as at December 31, 2011are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)

Mineral reserve gold cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on an $1,150 per ounce gold price, a December 2011 resource and recovery model, and the 2012 budget costs based on the actual cost figures from current mining operations.

(5)

Pit-contained mineral reserves for the Escondida high-grade zone are 434,000 tonnes grading 11.81 g/t Au for 164,792 ounces and San Carlos high-grade is 649,000 tonnes grading 7.67g/t Au for 160,043 ounces.

(6)

Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

(7)

Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 4: Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2011

Project	Waste-to-Ore Ratio
Mulatos Mine[1]	0.74
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	5.34

(1)

The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Table 5: Measured and Indicated Mineral Resources as of December 31, 2011 – Mulatos Project Area

	Measured and Indicated Mineral Resources [1,2,3]
	As of December 31, 2011
	Measured			Indicated			Measured + Indicated
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	699	4.17	93,704	4,948	3.38	537,036	5,647	3.47	630,740
1.50	1,214	3.13	122,109	9,419	2.59	784,025	10,633	2.65	906,134
1.00	2,595	2.11	175,662	21,536	1.81	1,251,513	24,131	1.84	1,427,175
0.70	4,816	1.51	234,049	43,913	1.31	1,848,584	48,729	1.33	2,082,633
0.50	7,818	1.16	290,657	77,173	1.00	2,475,562	84,991	1.01	2,766,219
0.30	13,197	0.85	361,974	147,200	0.71	3,356,485	160,397	0.72	3,718,459

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.

Table 6: Inferred Mineral Resources as of December 31, 2011 – Mulatos Project Area

	Inferred Resources[1,2]
	As of December 31, 2011
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	794	3.14	80,207
1.50	1,848	2.33	138,669
1.00	3,880	1.74	217,561
0.70	8,043	1.27	327,780
0.50	17,432	0.90	506,031
0.30	37,488	0.63	755,141

(1)	The updated mineral resource estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	Inferred mineral resources have no economic restrictions and are tabulated by gold cut-off grade.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 7: Measured and Indicated Mineral Resources as of December 31, 2011 – Ağı Dağı Project

	Measured Mineral Resources [1]					Indicated Mineral Resources [1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,759	1.68	3.43	95,067	194,244	5,953	2.38	14.47	456,450	2,768,625
0.80	2,797	1.39	2.69	124,865	241,508	8,970	1.88	11.19	542,951	3,226,832
0.60	4,882	1.09	2.03	170,690	318,552	14,374	1.43	8.50	662,849	3,929,041
0.40	9,972	0.78	1.52	249,086	487,183	27,981	0.97	5.99	870,158	5,393,140
0.20	20,376	0.53	1.17	344,205	766,594	58,990	0.61	4.07	1,165,599	7,712,081
0.10	28,252	0.42	1.04	381,424	944,935	88,138	0.46	3.26	1,291,154	9,231,725

(1)

Measured and indicated resources for the Ağı Dağı project, which include the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a December 2011 resource model, average pit slope angle of 38[0], and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade

Table 8: Measured and Indicated Mineral Resources as of December 31, 2011 – Kirazlı Project

	Measured Mineral Resources [1]					Indicated Mineral Resources[1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	267	2.84	30.64	24,382	263,008	4,213	2.44	20.30	330,386	2,749,893
0.80	310	2.57	28.07	25,565	279,759	5,027	2.18	18.49	352,883	2,988,486
0.60	388	2.19	23.58	27,312	294,202	8,058	1.62	15.44	419,722	3,999,822
0.40	598	1.59	17.08	30,574	328,425	16,132	1.05	10.89	544,682	5,650,309
0.20	884	1.17	13.22	33,353	375,596	29,864	0.70	8.35	673,084	8,016,903
0.10	1,018	1.03	12.16	33,745	398,148	37,106	0.60	7.91	712,740	9,434,076

(1)

Measured and indicated resources for the Kirazli project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a December 2011 resource model, average pit slope angle of 38[0], and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

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Table 9: Measured and Indicated, and Inferred Mineral Resources as of December 31, 2011 – Ağı Dağı Project

	Measured and Indicated Mineral Resources [1]					Inferred Mineral Resources[1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	7,712	2.22	11.95	551,517	2,962,869	1,319	2.69	22.57	113,989	957,004
0.80	11,767	1.77	9.17	667,816	3,468,340	1,899	2.14	16.39	130,483	1,000,418
0.60	19,256	1.35	6.86	833,539	4,247,593	3,382	1.50	10.19	162,656	1,108,076
0.40	37,953	0.92	4.82	1,119,244	5,880,323	8,105	0.90	5.34	235,653	1,390,435
0.20	79,366	0.59	3.32	1,509,804	8,478,675	20,861	0.53	2.86	355,793	1,920,374
0.10	116,390	0.45	2.72	1,672,578	10,176,660	30,123	0.41	2.29	397,347	2,216,091

(1)

Measured and indicated, and inferred resources for the Ağı Dağı project, which include the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a December 2011 resource model, average pit slope angle of 38[0], and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

Table 10: Measured and Indicated, and Inferred Mineral Resources as of December 31, 2011 – Kirazlı Project

	Measured and Indicated Mineral Resources [1]					Inferred Mineral Resources[1]
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	4,480	2.46	20.92	354,768	3,012,901	413	1.69	27.66	22,472	367,321
0.80	5,337	2.21	19.05	378,448	3,268,245	590	1.45	22.65	27,485	429,572
0.60	8,446	1.65	15.81	447,034	4,294,024	1,205	1.06	16.84	41,215	652,541
0.40	16,730	1.07	11.12	575,256	5,978,734	3,061	0.71	12.36	70,015	1,216,277
0.20	30,748	0.71	8.49	706,437	8,392,499	5,575	0.52	9.95	93,288	1,783,621
0.10	38,124	0.61	8.02	746,485	9,832,224	7,040	0.45	9.44	101,279	2,137,363

(1)

Measured and indicated, and inferred resources for the Kirazli project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a December 2011 resource model, average pit slope angle of 38[0], and estimated costs and recoveries based on the ongoing pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

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Figure 1: Previously unreleased El Victor North drill hole locations

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Figure 2: Mulatos Pit Area

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Figure 3: Mulatos District Property Alteration and Known Gold Occurrences

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Alteration Types
Propylitic
Argilic
Advanced Argilic
Silicic
N
Ihlamur
Deli
Ayitepe
Tavsan
Fire Tower
Baba
Concession boundary
Pit outline, $1250/oz Au
Drill hole, before cut-off
Drill hole, after cut-off
Camyurt
1 km

Figure 4: Ağı Dağı and Çamyurt Project Alterations and Known Gold Occurrences

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Alteration Types
Argilic
Advanced Argilic
Silicic
N
Kirazlı
Rock Pile
Iri
Concession boundary
Pit outline, $1250/oz Au
Drill hole, before cut-off
Feeder Zone
Catalkaya
Kale
500m

Figure 5: Kirazlı Project Alteration and Known Gold Occurrences

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